UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VectivBio Holding AG
(Name of Issuer)
ORDINARY SHARES
(Title of Class of Securities)
H9060V101
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP V LLC OrbiMed Capital GP VII LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H9060V101

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,156,561
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,156,561
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,156,561
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 7.7%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 67,391,790 ordinary shares outstanding of VectivBio Holding AG (the “Issuer”), as set forth in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2023.

CUSIP No. H9060V101

1		Names of Reporting Persons. OrbiMed Capital GP V LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,736,527
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,736,527
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,736,527
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 2.6%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 67,391,790 ordinary shares outstanding of VectivBio Holding AG (the “Issuer”), as set forth in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2023.

CUSIP No. H9060V101

1		Names of Reporting Persons. OrbiMed Capital GP VII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,420,034
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,420,034
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,420,034
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 5.1%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 67,391,790 ordinary shares outstanding of VectivBio Holding AG (the “Issuer”), as set forth in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2023.

Item 1.  Security and Issuer

This Statement on Schedule 13D (this “Statement”) filed by OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, and OrbiMed Capital GP VII LLC relates to the ordinary shares, nominal value CHF 0.05 per share (the “Shares”), of VectivBio Holding AG, a corporation limited by shares organized under the laws of Switzerland (the “Issuer”), with its principal executive offices located at Aeschenvorstadt 36, 4051 Basel, Switzerland. The Shares are listed on the NASDAQ Global Market under the ticker symbol “VECT”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On May 21, 2023, the Issuer entered into a Transaction Agreement (the “Transaction Agreement”) with Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”), pursuant to which Ironwood agreed to commence as promptly as reasonably practicable (and in any event within 10 days of the date of the Transaction Agreement), a cash tender offer to acquire all of the outstanding Shares at a price per Share equal to $17.00 (the “Offer”).

In connection with the execution of the Transaction Agreement, on May 21, 2023, certain of the Issuer’s executives officers, members of its board of directors, and shareholders, including the Reporting Persons (as defined below) (together, the “Supporting Shareholders”), entered into a Tender and Support Agreement (the “Support Agreement”) with Ironwood, pursuant to which each Supporting Shareholder agreed, among other things, to tender their Shares in the Offer and vote their Shares at any meeting of the shareholders of the Issuer (i) for, among other things, the approval and adoption of the amendment of the Issuer’s articles of association and the election to the board of directors of the Issuer and its compensation committee certain individuals designated by Ironwood (the “Board Modification”), (ii) against any proposal or motion not recommended by the Issuer’s board of directors that would be inconsistent with condition (c) set forth in Exhibit A of the Transaction Agreement, and (iii) against any change in the Issuer’s board of directors (other than the re-elections proposed to the 2023 annual general meeting of shareholders of the Issuer and the Board Modification). The Supporting Shareholders’ obligations under the Support Agreement terminate in the event that the Transaction Agreement is terminated in accordance with its terms.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP V LLC (“GP V”), and OrbiMed Capital GP VII LLC (“GP VII”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP V, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. GP V has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VII, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. GP VII has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, GP V, and GP VII are set forth on Schedules I, II, and III, respectively, attached hereto. Schedules I, II and III set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through III has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

This Statement relates to Shares beneficially owned by the Reporting Persons. The Shares beneficially owned by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 67,391,790 Shares outstanding of the Issuer, as set forth in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2023.

As of the date of this filing, OrbiMed Private Investments V, LP (“OPI V”), a limited partnership organized under the laws of Delaware, holds 1,736,527 Shares, constituting approximately 2.6% of the issued and outstanding Shares. GP V is the general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V, and OrbiMed Advisors is the managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V. As a result, OrbiMed Advisors and GP V share power to direct the vote and disposition of the Shares held by OPI V and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI V. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI V.

In addition, OrbiMed Advisors and GP V, pursuant to their authority under the limited partnership agreement of OPI V, caused OPI V to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OrbiMed Private Investments VII, LP (“OPI VII”), a limited partnership organized under the laws of Delaware, holds 3,420,034 Shares, constituting approximately 5.1% of the issued and outstanding Shares. GP VII is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII, and OrbiMed Advisors is the managing member of GP VII, pursuant to the terms of the limited liability company agreement of GP VII. As a result, OrbiMed Advisors and GP VII share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VII.

In addition, OrbiMed Advisors and GP VII, pursuant to their authority under the limited partnership agreement of OPI VII, caused OPI VII to enter into the agreements referred to in Item 6 below.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP V is the general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V. Pursuant to this agreement and relationship, GP V has discretionary investment management authority with respect to the assets of OPI V. Such authority includes the power to vote and otherwise dispose of securities held by OPI V. The number of outstanding Shares of the Issuer attributable to OPI V is 1,736,527 Shares. GP V, pursuant to its authority under the limited partnership agreement of OPI V, may be considered to hold indirectly 1,736,527 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VII is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII. Pursuant to this agreement and relationship, GP VII has discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares of the Issuer attributable to OPI VII is 3,420,034 Shares. GP VII, pursuant to its authority under the limited partnership agreement of OPI VII, may be considered to hold indirectly 3,420,034 Shares.

OrbiMed Advisors is the managing member of GP V and GP VII, pursuant to the terms of the limited liability company agreements of GP V and GP VII. Pursuant to these agreements and relationships, OrbiMed Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V and OrbiMed Advisors and GP VII have discretionary investment authority with respect to the assets of OPI VII. Such authority includes the power of GP V to vote and otherwise dispose of securities held by OPI V and the power of GP VII to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares attributable to OPI V is 1,736,527 Shares and the number of outstanding Shares attributable to OPI VII is 3,420,034 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP V and GP VII, may also be considered to hold indirectly 5,156,561 Shares.

Support Agreement

The description of the Support Agreement set forth in Item 1 of this Statement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, and OrbiMed Capital GP VII LLC.
2.	Tender and Support Agreement, dated May 21, 2023, by and among Ironwood Pharmaceuticals, Inc. and certain shareholders of the Issuer (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Issuer with the SEC on May 22, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2023	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP V LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC
ORBIMED CAPITAL GP VII LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

SCHEDULE I

 The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE III

The business and operations of OrbiMed Capital GP VII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, and OrbiMed Capital GP VII LLC.
2.	Tender and Support Agreement, dated May 21, 2023, by and among Ironwood Pharmaceuticals, Inc. and certain shareholders of the Issuer (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Issuer with the SEC on May 22, 2023).